Exhibit 99.1

SPI Energy Co., Ltd. Announces Global Headquarters Address

Hong Kong, January 9, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced its global headquarters address.

The address of the headquarters of the Company is Suite 2703, 27/F, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong SAR, China.

“As a gateway to mainland China, as well as the leading capital market and financial center, Hong Kong has gained its reputation for hosting regional headquarters or representative offices for international corporations. Positioning ourselves in Hong Kong, we will be able to better access international capital market, attract high-caliber talents and develop international market, while synchronizing our international and domestic resources to execute our globalization strategy,” said Xiaofeng Peng, Chairman and Chief Executive Officer of SPI Energy.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) is a global clean energy market place for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale, residential/commercial solar power and storage projects, and clean energy solution provider in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+852 2291 6020

Tony Tian, CFA

Weitian Group LLC

tony.tian@weitian-ir.com

+1 732 910 9692